FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of March, 2013

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

March 4, 2013

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

News Release

MAX Announces Positive Metallurgical Results from Majuba Hill, Nevada, with Leach Recoveries of 84.6% for Copper and 73.4% for Silver

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received the preliminary report by John Fox, P.Eng., Consulting Metallurgical Engineer  of Laurion Consulting Inc. on the test work carried out on samples from it’s wholly-owned Majuba Hill copper/silver project in Nevada by Inspectorate Exploration & Mining Services in Richmond, B.C.

A total of fourteen samples of assay sample reject material (crushed to 6 mesh) were received at Inspectorate and these were made into a single composite weighing 58 kg.   A sub sample was taken for head analysis and indicated a grade of 0.62% Cu and 34.6 g/t Ag.

A series of bottle roll acid tests were carried out with sulphuric acid at pH 1.3 on material running 6 mesh and on material ground to 200 mesh.   After 14 days of leaching the copper extraction was 81.1% and 84.6% respectively.  These results indicate the potential for heap leaching copper in a relatively short leach cycle, with acid consumption modest at 25kg/t, which is in line with expectations.

Leach testing was also conducted with thiosulphate over a six hour period and 24 hour period.  Leaching was carried out at pH8 on the two samples, 6 mesh (un-ground) and 200 mesh.  Silver extraction of 73.4% was achieved on ground material, which was 30% higher than on un-ground material. Thiosulphate leaching is normally very rapid; the difference between ground and un-ground leach recoveries may disappear over a longer leach cycle.  Moreover, the silver leach value has not been optimized and it is expected that silver recovery may increase with longer leach times.

While cyanide leaching of sulfuric acid leach residue was also undertaken and gave about a 70% recovery, the thiosulphate leach route may be preferred because of reduced reagent costs (less lime required to neutralize acid to pH8 rather than pH10, and less consumption of lixivient as thiosulphate is not consumed leaching excess copper) as well as for environmental considerations.

Clancy Wendt, VP Exploration of MAX, states: “We are extremely pleased by these preliminary results, which demonstrate the feasibility of utilizing low-cost heap leach mineral extraction technology at Majuba Hill.  Test work is still ongoing with respect to longer term thiosulphate leaching, with a number of processing methods also being examined and tested, with a view to determining the optimum recovery system for Majuba Hill.”

Drilling by MAX in 2011 and 2012 intercepted high-grade copper/silver supergene oxide mineralization over long intervals starting at surface, confirming that Majuba Hill is highly prospective for the development of a bulk-tonnage, open-pit deposit.  Permitting is underway for a development drill program at Majuba Hill designed to define an initial NI 43-101 compliant inferred resource estimate by the end of 2013.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% copper (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  The Majuba Hill project encompasses 3,128 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill project, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold, silver and copper exploration in Nevada.   Our other Nevada properties include East Manhattan Wash (Gold) in the Manhattan Mining District, Nye County and Diamond Peak (Gold/Silver/Zinc) at the south end of the Carlin Trend in Eureka County.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  March 25, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director